CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Trigger Performance Leveraged Upside Securities due 2015	$2,569,000	$294.41

October 2011 Pricing Supplement No. 1,031 Registration Statement No. 333-156423 Dated October 12, 2011 Filed pursuant to Rule 424(b)(2)
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in Commodities

Trigger PLUS Based on the S&P GSCITM Gold Index—Excess Return due October 14, 2015
Trigger Performance Leveraged Upside SecuritiesSM
The Trigger PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement for Commodity PLUS and prospectus, as supplemented or modified by this pricing supplement.  At maturity, you will receive for each stated principal amount of PLUS that you hold an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the closing value of the underlying commodity index on the valuation date.  There is no minimum payment at maturity, and you could lose your entire investment.  All payments on the Trigger PLUS are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per Trigger PLUS
Stated principal amount:	$1,000 per Trigger PLUS
Pricing date:	October 12, 2011
Original issue date:	October 14, 2011 (2 business days after the pricing date)
Maturity date:	October 14, 2015
Aggregate principal amount:	$2,569,000
Underlying commodity index:	S&P GSCITM Gold Index—Excess Return
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Payment at maturity:
If the final index value is greater than the initial index value: $1,000 + leveraged upside payment.
If the final index value is less than or equal to the initial index value and is greater than or equal to the trigger level: $1,000
If the final index value is less than the trigger level: $1,000 × index performance factor. This amount will be less than 65% of the stated principal amount and could be zero.

Leveraged upside payment:	$1,000 × leverage factor × index percent increase
Leverage factor:	128%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Trigger level:	93.63042, which is 65% of the initial index value.
Initial index value:	144.0468, which is the official settlement price of the underlying commodity index on the pricing date.
Final index value:	The official settlement price of the underlying commodity index on the valuation date.
Valuation date:	October 8, 2015, subject to adjustment for non-index business days and market disruption events.
Interest:	None
CUSIP:	617482VW1
ISIN:	US617482VW13
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest.”
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Issuer
Per Trigger PLUS	$1,000	$30	$970
Total	$2,569,000	$77,070	$2,491,930
(1)	The price to public for investors purchasing the notes in fee-based advisory accounts will be $975 per note.
(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $30 for each Trigger PLUS they sell; provided that dealers selling to investors purchasing the notes in fee-based advisory accounts will receive a sales commission of $5 per Trigger PLUS. See “Supplemental information concerning plan of distribution; conflicts of interest.”  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The Trigger PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement for Commodity PLUS dated August 20, 2009                            Prospectus dated December 23, 2008

The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Trigger PLUS Based on the Value of the S&P GSCITM Gold Index—Excess Return due October 14, 2015
Trigger Performance Leveraged Upside SecuritiesSM

Fact Sheet

The Trigger PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement for Commodity PLUS and prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each stated principal amount of Trigger PLUS that the investor holds, an amount in cash that may be greater than, equal to, or less than the stated principal amount based upon the performance of the underlying commodity index as of the valuation date.  There is no minimum payment at maturity, and you could lose your entire investment.  The Trigger PLUS are issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program. All payments on the Trigger PLUS are subject to the credit risk of Morgan Stanley.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
October 12, 2011	October 14, 2011 (2 business days after the pricing date)	October 14, 2015, subject to postponement due to a market disruption event
Key Terms
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,569,000
Issue price:	$1,000 per Trigger PLUS
Stated principal amount:	$1,000 per Trigger PLUS
Denominations:	$1,000 per Trigger PLUS and integral multiples thereof
Interest:	None
Underlying commodity index:	S&P GSCITM Gold Index—Excess Return
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:
If the final index value is greater than the initial index value: $1,000 + leveraged upside payment.
If the final index value is less than or equal to the initial index value and is greater than or equal to the trigger level: $1,000
If the final index value is less than the trigger level: $1,000 × index performance factor. This amount will be less than 65% of the stated principal amount and could be zero.

Leveraged upside payment:	$1,000 × leverage factor × index percent increase
Leverage factor:	128%
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Trigger level:	93.63042, which is 65% of the initial index value.
Initial index value:
144.0468, which is the official settlement price of the underlying commodity index on the pricing date.
If the initial index value as finally made available by the underlying index publisher differs from the initial index value specified in the pricing supplement, we will include the definitive initial index value in an amended pricing supplement.

Final index value:	The official settlement price of the underlying commodity index on the valuation date, subject to adjustment in the event of a market disruption event or a non-index business day.
Valuation date:	October 8, 2015, subject to adjustment for non-index business days and market disruption events.
Postponement of maturity date:
If, due to a market disruption event or otherwise, the valuation date is postponed so that it falls less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the valuation date as postponed.

Risk factors:	Please see “Risk Factors” beginning on page 8.

October 2011	Page 2

Trigger PLUS Based on the Value of the S&P GSCITM Gold Index—Excess Return due October 14, 2015
Trigger Performance Leveraged Upside SecuritiesSM

General Terms
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP:	617482VW1
ISIN:	US617482VW13
Minimum ticketing size:	$1,000 / 1 Trigger PLUS
Tax considerations:
Although the issuer believes that, under current law, a Trigger PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in a Trigger PLUS.

Assuming this treatment of the Trigger PLUS is respected and subject to the discussion in “United States Federal Taxation” in the accompanying prospectus supplement for Commodity PLUS, the following U.S. federal income tax consequences should result based on current law:

▪ a U.S. Holder should not be required to recognize taxable income over the term of the Trigger PLUS prior to settlement, other than pursuant to a sale or exchange; and

▪ upon sale, exchange or settlement of the Trigger PLUS, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Trigger PLUS.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the Trigger PLUS for more than one year, and short-term capital gain or loss otherwise.

In 2007, the U.S. Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Trigger PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Trigger PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the Trigger PLUS should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for Commodity PLUS and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Trigger PLUS, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley Capital Group Inc. (“MSCG”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the Trigger PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Trigger PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Trigger PLUS by taking positions in swaps and futures contracts on the commodities that underlie the underlying commodity index.  Such purchase activity on or prior to the pricing date could have increased the initial index value, and, as a result, could have increased the level above which the underlying commodity index must close on the valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the Trigger PLUS.  Additionally, such hedging or trading activities during the term of the Trigger PLUS, including on the valuation date, could potentially affect the final index value and, accordingly, the payment that investors will receive at maturity, if any.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus supplement for Commodity PLUS.

October 2011	Page 3

Trigger PLUS Based on the Value of the S&P GSCITM Gold Index—Excess Return due October 14, 2015
Trigger Performance Leveraged Upside SecuritiesSM

Benefit plan investor considerations:
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (a “Plan”) should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Trigger PLUS.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Trigger PLUS are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Trigger PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Trigger PLUS.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Trigger PLUS.

Because we may be considered a party in interest with respect to many Plans, the Trigger PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Trigger PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Trigger PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Trigger PLUS on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Trigger PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the Trigger PLUS has exclusive responsibility for ensuring that its purchase, holding and disposition of the Trigger PLUS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Trigger PLUS to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Trigger PLUS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the Trigger PLUS by the account, plan or annuity.

Additional considerations:
Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the Trigger PLUS, either directly or indirectly.

October 2011	Page 4

Trigger PLUS Based on the Value of the S&P GSCITM Gold Index—Excess Return due October 14, 2015
Trigger Performance Leveraged Upside SecuritiesSM

Supplemental information concerning plan of distribution; conflicts of interest:
The agent may distribute the Trigger PLUS through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $30 for each Trigger PLUS they sell; provided that dealers selling to investors purchasing the Trigger PLUS in fee-based advisory accounts will receive a sales commission of $5 per Trigger PLUS.

MS & Co. is our wholly-owned subsidiary. MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Plan of Distribution” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement for Commodity PLUS.

Validity of the Trigger PLUS:
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the Trigger PLUS offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such Trigger PLUS will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the Trigger PLUS and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.

Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

This is a summary of the terms and conditions of the Trigger PLUS.  We encourage you to read the accompanying prospectus supplement for Commodity PLUS and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.

October 2011	Page 5

Trigger PLUS Based on the Value of the S&P GSCITM Gold Index—Excess Return due October 14, 2015
Trigger Performance Leveraged Upside SecuritiesSM

How the Trigger PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the Trigger PLUS based on the following terms:

Stated principal amount:	$1,000 per Trigger PLUS
Leverage factor:	128%
Trigger level:	65% of the initial index value

Trigger PLUS Payoff Diagram

How it works

▪
If the final index value is greater than the initial index value, an investor would receive the $1,000 stated principal amount plus 128% of the appreciation of the underlying commodity index over the term of the Trigger PLUS.

▪	If the underlying commodity index appreciates 5%, the investor would receive a 6.4% return, or $1,064 per Trigger PLUS.

▪	If the final index value is less than or equal to the initial index value but greater than or equal to the trigger level, the investor would receive the $1,000 stated principal amount.

▪
If the final index value is less than the trigger level, the investor would receive an amount that is less than the $1,000 stated principal amount by an amount proportionate to the decline in the final index value from the initial index value.

▪	If the underlying commodity index depreciates 40%, the investor would lose 40% of the principal and receive only $600 per Trigger PLUS at maturity, or 60% of the stated principal amount.

October 2011	Page 6

Trigger PLUS Based on the Value of the S&P GSCITM Gold Index—Excess Return due October 14, 2015
Trigger Performance Leveraged Upside SecuritiesSM

Payment at Maturity
At maturity, investors will receive for each $1,000 stated principal amount of Trigger PLUS that they hold an amount in cash based upon the final index value, determined as follows:

If the final index value is greater than the initial index value, investors will receive for each $1,000 stated principal amount of Trigger PLUS that they hold a payment at maturity equal to:

$1,000    +    leveraged upside payment:

If the final index value is less than or equal to the initial index value and greater than or equal to the trigger level, you will receive a payment at maturity equal to:

the stated principal amount of $1,000

If the final index value is less than the trigger level, you will receive for each Trigger PLUS that you hold a payment at maturity that is less than the stated principal amount of each Trigger PLUS by an amount proportionate to the decline in the price of the underlying commodity index on the valuation date from the initial index value, which will be equal to:

$1,000    ×    index performance factor

Because the index performance factor will be less than 0.65 under this scenario, the payment at maturity will be less than 65% of the stated principal amount and could be zero.

October 2011	Page 7

Trigger PLUS Based on the Value of the S&P GSCITM Gold Index—Excess Return due October 14, 2015
Trigger Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the Trigger PLUS. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement for Commodity PLUS and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Trigger PLUS.

▪
The Trigger PLUS do not pay interest or guarantee any return of your principal.  The terms of the Trigger PLUS differ from those of ordinary debt securities in that the Trigger PLUS do not pay interest and do not guarantee any return of principal at maturity.  If the final index value is less than the trigger level (which is 65% of the initial index value), the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each Trigger PLUS by an amount proportionate to the decrease in the final index value from the initial index value. See “How the Trigger PLUS Work” on page 6 above.

▪
The market price of the Trigger PLUS may be influenced by many unpredictable factors.  Several factors, many of which are beyond our control, will influence the value of the Trigger PLUS in the secondary market and the price at which we or certain of our affiliates, including Morgan Stanley & Co. LLC (“MS & Co.”), may be willing to purchase or sell the Trigger PLUS in the secondary market, including: the value and volatility (frequency and magnitude of changes in value) of the underlying commodity index and the price and volatility of the commodities futures contracts that underlie the underlying commodity index, interest and yield rates in the market, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying commodity index or commodities markets generally and which may affect the final index value, trends of supply and demand for the underlying commodity index at any time, as well as the effects of speculation or any government activity that could affect the underlying commodity index market, the time remaining until the Trigger PLUS mature and any actual or anticipated changes in our credit ratings or credit spreads. In addition, the underlying commodity index market is subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, the market value of the Trigger PLUS will vary and may be less than the original issue price at any time prior to maturity and sale of the Trigger PLUS prior to maturity may result in a loss.

▪
The Trigger PLUS are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the Trigger PLUS at maturity, and, therefore, you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the Trigger PLUS, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Trigger PLUS prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the Trigger PLUS.

▪
Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.  The payment at maturity on the Trigger PLUS is linked exclusively to a single-commodity index composed entirely of gold futures contracts and not to a diverse basket of commodities or a broad-based commodity index.  The price of gold futures contracts may not correlate to, and may diverge significantly from, the prices of commodities generally.   Because the Trigger PLUS are linked to a single-commodity index, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The underlying commodity index may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “Historical Information” on page 12.

▪
The return on the Trigger PLUS is linked to a single-commodity index, and the price of gold may change unpredictably and affect the value of the Trigger PLUS in unforeseen ways.  Investments, such as the Trigger PLUS, linked to a single-commodity index are subject to significant fluctuations in the price of the commodity over short periods of time due to a variety of factors.

The S&P GSCI™ Gold Index—Excess Return is composed entirely of gold futures contracts included in the S&P GSCI™-ER.  The commodity markets, including the gold markets, are generally subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.  Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors.  These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S.

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Trigger PLUS Based on the Value of the S&P GSCITM Gold Index—Excess Return due October 14, 2015
Trigger Performance Leveraged Upside SecuritiesSM

dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.  It is not possible to predict the aggregate effect of all or any combination of these factors.

▪
Investing in the Trigger PLUS is not equivalent to investing directly in the underlying commodity index, in gold or in futures contracts or forward contracts on gold.  Investing in the Trigger PLUS is not equivalent to investing directly in the underlying commodity index, in gold or in futures contracts or forward contracts on gold.  By purchasing the Trigger PLUS, you do not purchase any entitlement to gold or futures contracts or forward contracts on the underlying commodity index or on gold. Further, by purchasing the Trigger PLUS, you are taking credit risk of Morgan Stanley and not to any counterparty to futures contracts or forward contracts on the underlying commodity index or on gold.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase Trigger PLUS in secondary market transactions will likely be lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the securities and the cost of hedging our obligations under the securities that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the Trigger PLUS or in any secondary market transaction. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.  The Trigger PLUS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Trigger PLUS.  MS & Co. may, but is not obligated to, make a market in the Trigger PLUS.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Trigger PLUS easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Trigger PLUS, the price at which you may be able to trade your Trigger PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the Trigger PLUS, it is likely that there would be no secondary market for the Trigger PLUS.  Accordingly, you should be willing to hold your Trigger PLUS to maturity.

▪
Higher future prices of the gold futures contracts relative to their current prices may adversely affect the value of the underlying commodity index and the value of the Trigger PLUS.  The S&P GSCI™–ER, on which the underlying commodity index is based, is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the underlying commodity index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in January may specify an February expiration.  As time passes, the contract expiring in February is replaced by a contract for delivery in March.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the February contract would take place at a price that is higher than the price of the March contract, thereby creating a “roll yield.”  However, gold and certain other commodities included in the S&P GSCI™–ER may trade in “contango” markets at any given time.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The presence of contango and absence of backwardation in the gold markets would result in negative “roll yields,” which would adversely affect the value of the underlying commodity index and, accordingly, the value of the Trigger PLUS.

▪
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the Trigger PLUS.  The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these

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limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the prices of the underlying commodity index and, therefore, the value of the Trigger PLUS.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the Trigger PLUS.  As calculation agent, MSCG has determined the initial index value and will determine the final index value, the index performance factor or the index percent increase, as applicable, and calculate the amount of cash, if any, you receive at maturity.  Determinations made by MSCG, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the calculation of any settlement price in the event of a market disruption event, may affect the payout to you at maturity.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the Trigger PLUS.  One or more of our subsidiaries have carried out, and will continue to carry out, hedging activities related to the Trigger PLUS (and possibly to other instruments linked to the underlying commodity index), including trading in swaps and futures contracts on the commodities that underlie the underlying commodity index or positions in any other available instruments that we may wish to use in connection with such hedging.  Some of our subsidiaries also trade in the futures contracts on the underlying commodity index and other financial instruments related to the underlying commodity index on a regular basis as part of their general commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value and, as a result, could have increased the level above which the underlying commodity index must close on the valuation date before investors would receive at maturity a payment that exceeds the stated principal amount of the Trigger PLUS.  Additionally, such hedging or trading activities during the term of the Trigger PLUS, including on the valuation date, could potentially affect the final index value and, accordingly, the payment that you will receive at maturity, if any.

▪
The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.  Please read the discussion under “Fact Sheet―General Information―Tax considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for Commodity PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the Trigger PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one treatment, U.S. Holders could be required to accrue into income original issue discount on the Trigger PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the Trigger PLUS as ordinary income.  Because a Trigger PLUS provides for the return of principal except where the final index value has declined below the trigger level, the risk that the Trigger PLUS would be recharacterized, for U.S. federal income tax purposes, as a debt instrument giving rise to ordinary income, rather than as an open transaction, is higher than with other commodity-linked securities that do not contain similar provisions.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the Trigger PLUS, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the Trigger PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Trigger PLUS, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Trigger PLUS, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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Information about the Underlying Commodity Index

The S&P GSCI™  Gold Index–Excess Return.  The S&P GSCI™ Gold Index—Excess Return is a sub-index of the S&P GSCI™–ER representing only the gold component.  The S&P GSCI™–ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.

The S&P GSCI™–ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCI™–ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCI™, the composition of which, on any given day, reflects the contract production weight and “roll weights” of the contracts included in the S&P GSCI™.  The S&P GSCI™ is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria.  The S&P GSCI™ is designed to be a measure of the performance over time of the markets for these commodities.  The only commodities represented in the S&P GSCI™ are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.  The commodities included in the S&P GSCI™ are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Panel, as described below) of such commodities to the world economy. The fluctuations in the value of the S&P GSCI™ are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCI™ has been normalized such that its hypothetical level on January 2, 1970 was 100.  Futures contracts on the S&P GSCI™, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.  For a more complete description of the underlying commodity index, including risks relating thereto, see “Annex I—Certain Additional Commodity and Commodity Index Risks—The S&P GSCITM Gold Index - Excess Return” and “Annex II— Certain Additional Commodity Index Information—The S&P GSCI™ - ER” in the accompanying prospectus supplement.

License Agreement between S&P and Morgan Stanley.  Standard & Poor’s Financial Services LLC (“S&P”) and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P GSCI™ Gold Index–Excess Return, which is owned and published by S&P, in connection with securities, including the Trigger PLUS.

The license agreement between S&P and Morgan Stanley provides that the following language must be set forth in this document:

The Trigger PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (including its affiliates) (“MGH”) (MGH, with its affiliates, are referred to as the “Corporations”).  The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trigger PLUS.  The Corporations make no representation or warranty, express or implied, to the holders of the Trigger PLUS or any member of the public regarding the advisability of investing in securities generally or in the Trigger PLUS particularly, or the ability of the underlying commodity to track general agricultural commodity market performance.  The Corporations’ only relationship to us (the “Licensee”) is in the licensing of the underlying commodity index and S&P® trademarks or service marks and certain trade names of the Corporations and the use of the underlying commodity index which is determined, composed and calculated by S&P without regard to the Licensee or the Trigger PLUS.  S&P has no obligation to take the needs of the Licensee or the owners of the Trigger PLUS into consideration in determining, composing or calculating the underlying commodity index.  The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the Trigger PLUS to be issued or in the determination or calculation of the equation by which the Trigger PLUS are to be converted into cash.  The Corporations have no liability in connection with the administration, marketing or trading of the Trigger PLUS.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE UNDERLYING COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRIGGER PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLYING COMMODITY INDEX OR ANY DATA INCLUDED THEREIN.  THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE UNDERLYING COMMODITY INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®” and “S&P GSCI™” are trademarks of Standard & Poor’s Financial Services LLC, an affiliate of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The Trigger PLUS have not been passed on by the Corporations as to their legality or suitability.  The Trigger PLUS are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE TRIGGER PLUS.

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Historical Information

The following table sets forth the published high and low official settlement prices, as well as end-of-quarter official settlement prices, for the underlying commodity index for each quarter in the period from January 1, 2006 through October 12, 2011.  The official settlement price on October 12, 2011 was 144.0468.  We obtained the information in the table from Bloomberg Financial Markets, without independent verification.  The historical performance of the underlying commodity index should not be taken as an indication of future performance.  We cannot give you any assurance that the underlying commodity index will appreciate over the term of the Trigger PLUS so that you will receive a payment in excess of the stated principal amount of the Trigger PLUS.

S&P GSCITM Gold Index—Excess Return	High	Low	Period End
2006
First Quarter	58.9070	52.5963	58.3993
Second Quarter	71.8206	55.8419	60.7212
Third Quarter	65.8288	56.2978	58.3450
Fourth Quarter	62.4232	54.7238	60.9986
2007
First Quarter	65.3105	58.0252	62.7331
Second Quarter	65.2461	59.8947	60.4613
Third Quarter	68.3710	59.9842	68.3710
Fourth Quarter	76.3470	67.0674	75.7449
2008
First Quarter	90.0475	75.7449	82.2550
Second Quarter	84.6472	75.9530	82.4677
Third Quarter	86.9337	65.5299	77.4228
Fourth Quarter	79.6819	61.9316	77.5285
2009
First Quarter	87.7132	70.8042	80.7648
Second Quarter	85.7721	75.7792	80.8056
Third Quarter	88.6168	79.2285	87.6700
Fourth Quarter	105.6920	86.9230	95.0994
2010
First Quarter	99.8879	91.2238	96.4580
Second Quarter	108.7455	97.4620	107.6740
Third Quarter	112.8728	100.0802	112.8125
Fourth Quarter	122.2499	113.4328	122.2499
2011
First Quarter	123.5352	113.3539	123.5352
Second Quarter	133.5904	122.5915	128.8222
Third Quarter	161.9651	127.0906	138.8845
Fourth Quarter (through October 12, 2011)	144.0468	138.3452	144.0468

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Daily Official Settlement Prices of the S&P GSCI™ Gold Index—Excess Return January 1, 2006 through October 12, 2011

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Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for Commodity PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement for Commodity PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for Commodity PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement for Commodity PLUS dated August 20, 2009
Prospectus dated December 23, 2008

Terms used in this pricing supplement are defined in the prospectus supplement for Commodity PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.

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